CONTACT GOLD REPORTS Q2 2021 FINANCIAL AND OPERATING RESULTS

Vancouver, B.C. (August 19, 2021) - Contact Gold Corp. (the "Company" or "Contact Gold")(TSXV: C; OTCQB: CGOLF) is pleased to announce its financial and operating results for the three- and six-months ended June 30, 2021.

Details of financial results as at and for the three- and six-months ended June 30, 2021, are described in the unaudited condensed interim consolidated financial statements and related notes thereto (the "Interim Financial Statements") as prepared in accordance with International Financial Reporting Standards ("IFRS"), and MD&A for the corresponding period, copies of which are available on SEDAR at www.sedar.com.

Beginning the year ended December 31, 2019, the Company began reporting its financial results in accordance with United States Generally Accepted Auditing Principles ("US GAAP").  Accordingly, financial information filed under the Company's issuer profile on SEDAR for the years ended December 31, 2019, and December 31, 2020, and for each of the interim periods for the year 2020, and the three-months ended March 31, 2021, inclusive were prepared in accordance with US GAAP.  The Company had previously reported pursuant to IFRS.  Pursuant to having completed a corporate continuance to the Province of British Columbia in June 2021, the Company has reverted to preparing and reporting its consolidated financial statements in accordance with IFRS, with retrospective application through an election to change all of its accounting policies.

IFRS differs in some respects from US GAAP, and thus financial results may not be comparable to that which has been reported in previously-filed financial statements.  A discussion concerning the re-adoption of IFRS and transition from US GAAP is included in Interim Financial Statements under heading, "Re-adoption of IFRS and reclassification of comparative periods".

The following selected financial data is derived from the Interim Financial Statements. Unless otherwise stated, the information herein, and in the tables below, is presented in Canadian dollars.

	Three months ended		Six months ended
Attributable to shareholders:	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Loss for the period	$1,931	$692	$3,640	$3,394
Other comprehensive loss (gain)	$386	$1,603	$871	$(1,824)
Loss and comprehensive loss	$2,317	$2,235	$4,511	$1,570
Basic and diluted loss per share	$0.01	$0.01	$0.02	$0.04

Losses attributable to shareholders for the three and six months ended June 30, 2021 of $1.93 million and $3.64 million (2020: $0.69 million and $3.39 million, respectively), reflect primarily (i) exploration and evaluation of the Company's exploration property interests ($1.10 million and $2.02 million for each of the three- and six-month periods), (ii) costs incurred for professional, legal and advisory fees, administration & office expenditures, wages and salaries, and investor relations activities in aggregate for the three- and six-month period  $0.74 million and $1.34 million, and (iii) non-cash stock-based compensation expense of $0.07 million and $0.23 million for the three- and six-month periods. Expenses incurred for the three- and six-month periods ended June 30, 2020, reflect similar activities.

During the three and six months ended June 30, 2021, exploration and evaluation expenditures were predominantly related to activity at the Green Springs property, including the evaluation and review of data generated through 2020 and planning for the commencement of the 2021 program early in the year, and the drilling of 7,511 metres of reverse circulation drilling through June 30, 2021.  Approximately $2.00 million in expenditures had been incurred through June 30, 2021 for exploration at Green Springs and Pony Creek (in aggregate through June 30, 2020, $0.61 million).

Other comprehensive loss attributable to shareholders for the three- and six-month periods ended June 30, 2021 was $0.39 million and $0.87 million (three and six months ended June 30, 2020: loss of $1.60 million and gain of $1.82 million, respectively).  The other comprehensive loss or gain recognized in a given period reflects primarily the foreign currency impact arising on the post-acquisition carrying value of the Company's U.S. entity which holds the exploration property portfolio, whereby the gain or loss reflects the relative value of the Canadian dollar (the Company's reporting currency) compared to the United States dollar (the currency in which the value of the exploration property portfolio is recorded).

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Net cash operating outflows for the six-month period ended June 30, 2021 of $2.81 million reflects primarily (i) ongoing exploration activity, (ii) investor relations and head office costs, and (iii) the settlement of balances due to service providers and vendors at year end (June 30, 2020 $1.37 million).

	As June 30, 2021	As at December 31, 2020
Cash	$1,966,103	$4,753,148
Working capital	$1,570,827	$4,750,446
Total assets	$30,691,776	$34,543,579
Current liabilities	$672,894	$412,498
Shareholders' equity	$29,851,768	$33,961,885

The Company has elected to capitalize mineral property acquisition costs, and expense exploration expenditures as incurred.  Total assets at June 30, 2021 comprise primarily: exploration and evaluation assets of $28.42 million, and $1.97 million in cash.  At December 31, 2020 total assets primarily comprised exploration and evaluation assets of $29.22 million, and $4.75 million in cash.

Total liabilities at June 30, 2021 include non-current liabilities of $1.67 million (December 31, 2020: $1.69 million), and payables and accruals of $0.67 million (December 31, 2020: $0.41 million).

Accumulated other comprehensive loss of $2.92 million at June 30, 2021 (December 31, 2020: $2.05 million) is the aggregate foreign currency impact on the translation to Canadian dollars of the value of the Company's U.S. entity and its portfolio of exploration properties.

Option award to new employee

The Company also announces that on August 16, 2021, a new employee was granted options to purchase an aggregate of 125,000 common shares in the Company, with an exercise price of $0.08 per share. The options have been granted pursuant to the Company's Omnibus Stock and Incentive Plan, and will expire five years from the date of grant.  All of the options are subject to vesting provisions.

About Contact Gold Corp.

Contact Gold is currently a Nevada-incorporated entity.  The Company is focused on advancing the Green Springs and Pony Creek gold projects in Nevada, both of which host extensive and robust Carlin-type gold systems.

Green Springs is located near the southern end of the Cortez Trend of Carlin-type gold deposits in Nevada, east of Fiore Gold's Pan Mine and Gold Rock Project, and south of Waterton's Mount Hamilton deposit. The Green Springs property is 18.5 km2, encompassing 3 shallow past-producing open pits and numerous targets that were not mined.

Pony Creek is strategically located immediately south of Gold Standard Ventures' Railroad Project, on the Southern Carlin Trend, and totals 81.7 km2 underpinned by a Carlin-type system with historic gold resources.

Additional information about the Company is available at www.contactgold.com.

For more information, please contact (604) 449-3361 for either:

John Wenger, Chief Financial Officer wenger@contactgold.com

John Glanville Director, Investor Relations glanville@contactgold.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to planned expenditures through the remainder of the year, and the anticipated exploration activities of the Company at Green Springs or Pony Creek.

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These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: impacts arising from the global disruption caused by the Covid-19 coronavirus outbreak; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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